November 12, 2014

VIA EDGAR TRANSMISSION AND EXPRESS DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, DC 20549
Attn:	Larry Spirgel
Gregory Dundas
Kathleen Krebs

Claire DeLabar
Terry French

Re:	NW18 HSN Holdings Plc/Application For Withdrawal on Form RW for Registration Statement on Form F-1 (File No. 333-194987)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), NW18 HSN Holdings Plc, a Cyprus corporation (the “Company”), hereby applies for the withdrawal of Registration Statement No. 333-194987 on Form F-1 (together with the exhibits and amendments thereto, the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2014 and was amended on April 10, 2014.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has decided at this time not to proceed with the offering as it is re-evaluating its capital raising strategy and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

Kanika International Business Center, 6th floor, Profiti Ilia No.4, 4046 Germasogeia, Limassol, Cyprus
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Pursuant to Rule 418 under the Act, the Company requests that the materials provided supplementally to the Staff under a cover letter dated April 3, 2014 be returned to the Company.  This request was originally made in the April 3, 2014 correspondence itself.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Prabhat K. Mehta, Esq., of Sidley Austin LLP, at +65 6230-3911 or pmehta@sidley.com.

Very truly yours,

NW18 HSN HOLDINGS PLC

By:      /s/ Kshipra Jatana
Name: Kshipra Jatana
Title: Authorized Signatory

cc:	Mr. Sarbvir Singh
Mr. Prabhat Mehta
Mr. Prashant Gupta
Mr. Aseem Vohra
Mr. Rajiv Gupta

Kanika International Business Center, 6th floor, Profiti Ilia No.4, 4046 Germasogeia, Limassol, Cyprus
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